SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

California Pizza Kitchen, Inc.

(Name of Subject Company)

California Pizza Kitchen, Inc.

(Name of Persons Filing Statement)

Common stock, par value $0.01 per share

(Title of Class of Securities)

13054D109

(CUSIP Number of Class of Securities)

Richard L. Rosenfield Co-Chief Executive Officer and Co-President California Pizza Kitchen, Inc. 6053 West Century Boulevard, 11th Floor Los Angeles, California 90045-6438 (310) 342-5000	Larry S. Flax Co-Chief Executive Officer and Co-President California Pizza Kitchen, Inc. 6053 West Century Boulevard, 11th Floor Los Angeles, California 90045-6438 (310) 342-5000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Paul D. Tosetti, Esq.

J. Scott Hodgkins, Esq.

Latham & Watkins LLP

355 South Grand Avenue

Los Angeles, California 90071-1560

(213) 485-1234

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The information set forth under Items 1.01 and 9.01 of the Current Report on Form 8-K filed by California Pizza Kitchen, Inc. on May 27, 2011 (including all exhibits attached thereto) are incorporated herein by reference.